

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Guohua Ku
Chief Executive Officer
China Recycling Energy Corporation
12/F, Tower A, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

> **Re:** **China Recycling Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 1-34625**

Dear Mr. Ku:

We have reviewed your response letter dated February 24, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 26

Consolidated Statements of Cash Flows, page 30

1. We reviewed the revised consolidated statements of cash flows provided in response to comment one in our letter dated February 9, 2011. Please provide us with a reconciliation of the changes in the "Investment in sales type leases, net," and "Construction in progress" balance sheet line items to the "Changes in gross sales type leases receivables," Collection of principal on sales type leases," and "Construction in progress" reported in the statement for each year presented.

You may contact Adam Phippen at (202) 551-3336 if you have any questions. In his absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief